Denarii Resources Inc 711 S. Carson Street, Ste 4 Carson City, Nevada 89701

April 14, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Mark C. Shannon
Branch Chief

James Giugliano
Staff Accountant

RE:   Denarii Resources 1nc.
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed April 11,
        File No. 000-53389

To Whom It May Concern:

On behalf of Denarii Resources Inc., a Nevada corporation (the “Company”), this letter is in response to the letter from the Securities and Exchange Commission dated April 13, 2011

In accordance with the staff’s comments, our Form 10K/A for Fiscal Year Ended December 31, 2010 has been amended to include a report from our independent registered public accounting firm.

Sincerely,

/s/Dr. Stewart Jackson
Dr. Stewart Jackson, President